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FORM 6-K

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

FOR THE QUARTER ENDED SEPTEMBER 30, 2007

COMMISSION FILE NO. 1 - 10421

LUXOTTICA GROUP S.p.A.

VIA C. CANTÙ 2, MILAN, 20123 ITALY
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or
Form 40-F.

Form 20-F ☒    Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T
Rule 101(b)(1):    ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T
Rule 101(b)(7): ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No    ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

LUXOTTICA GROUP S.p.A.

CONSOLIDATED BALANCE SHEETS—U.S. GAAP

DECEMBER 31, 2006 AND SEPTEMBER 30, 2007

	December 31, 2006 (Audited)	September 30, 2007 (Unaudited)	September 30, 2007 (Unaudited)
	(Thousands of Euro)		(Thousands of US dollars)(1)

ASSETS
CURRENT ASSETS
Cash and cash equivalents	€339,122	€301,855	$429,207
Accounts receivable—net	533,772	567,992	807,628
Sales and income taxes receivable	24,924	34,373	48,875
Inventories—net	400,895	421,158	598,845
Prepaid expenses and other	98,156	140,195	199,343
Net deferred tax assets—current	87,947	118,876	169,030

Total current assets	1,484,816	1,584,449	2,252,928

PROPERTY, PLANT AND EQUIPMENT—net	787,201	840,742	1,195,451

OTHER ASSETS
Goodwill	1,694,614	1,521,291	2,163,124
Intangible assets—net	830,362	993,388	1,412,498
Investments	23,531	17,638	25,080
Other assets	94,501	191,774	272,684

Total other assets	2,643,008	2,724,092	3,873,386

TOTAL	€4,915,025	€5,149,282	$7,321,765

LIABILITIES AND SHAREHOLDERS' EQUITY
CURRENT LIABILITIES
Bank overdrafts	€168,358	€388,117	$551,864
Current portion of long-term debt	359,527	356,124	506,373
Accounts payable	349,598	310,082	440,906
Accrued expenses:
• payroll and related	145,005	140,903	200,350
• customers' right of return	17,881	25,303	35,978
• other	229,713	221,132	314,427
Income taxes payable	155,195	85,433	121,477

Total current liabilities	1,425,277	1,527,094	2,171,375

LONG-TERM DEBT	959,735	877,826	1,248,180

LIABILITY FOR TERMINATION INDEMNITIES	60,635	58,767	83,561

DEFERRED TAX LIABILITIES—NET	41,270	15,905	22,616

OTHER LONG-TERM LIABILITIES	181,888	205,687	292,467

COMMITMENTS AND CONTINGENCIES	—	—	—

MINORITY INTERESTS IN CONSOLIDATED SUBSIDIARIES	30,371	39,341	55,939

SHAREHOLDERS' EQUITY
Capital stock par value Euro 0.06—460,216,248 and 462,315,020 ordinary shares authorized and issued at December 31, 2006 and September 30, 2007, respectively; 453,781,462 and 455,880,234 shares outstanding at December 31, 2006 and September 30, 2007, respectively	27,613	27,739	39,442
Additional paid-in capital	203,016	263,024	373,994
Retained earnings	2,343,800	2,539,770	3,611,299
Accumulated other comprehensive loss	(288,593)	(335,884)	(477,594)

Total	2,285,836	2,494,649	3,547,142
Less—Treasury shares at cost; 6,434,786 shares at December 31, 2006 and September 30, 2007	69,987	69,987	99,515

Shareholders' equity	2,215,849	2,424,662	3,447,627

TOTAL	€4,915,025	€5,149,282	$7,321,765

(1)
Translated at the Noon Buying Rate of Euro 1.00 = U.S. $1.4219 on September 30, 2007 (see Note 6).

See Condensed Notes to Consolidated Financial Statements

STATEMENTS OF CONSOLIDATED INCOME—U.S. GAAP
FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2006 AND 2007 (UNAUDITED)

	2006	2007	2007
	(Thousands of Euro)(2)		(Thousands of US dollars)(1)(2)

NET SALES	€3,565,603	€3,777,554	$5,371,304
COST OF SALES	1,090,581	1,152,013	1,638,048

GROSS PROFIT	2,475,022	2,625,541	3,733,257

OPERATING EXPENSES:
Selling and advertising	1,488,506	1,562,683	2,221,979
General and administrative	395,454	381,226	542,065

Total	1,883,960	1,943,909	2,764,045

INCOME FROM OPERATIONS	591,062	681,632	969,212

OTHER INCOME (EXPENSE):
Interest income	6,128	11,069	15,739
Interest expense	(54,201)	(59,186)	(84,157)
Other—net	(12,628)	3,671	5,220

Other income (expense)—net	(60,701)	(44,446)	(63,198)

INCOME BEFORE PROVISION FOR INCOME TAXES	530,362	637,186	906,014
PROVISION FOR INCOME TAXES	193,049	229,387	326,165

INCOME BEFORE MINORITY INTERESTS IN INCOME OF CONSOLIDATED SUBSIDIARIES	337,313	407,799	579,849
MINORITY INTERESTS IN INCOME OF CONSOLIDATED SUBSIDIARIES	7,351	12,521	17,804

NET INCOME FROM CONTINUING OPERATIONS(3)	329,962	395,278	562,045
GAIN AND TAX EFFECT ON SALE OF TR	(1,843)	—	—
DISCONTINUED OPERATIONS	478	—	—

NET INCOME	€328,597	€395,278	$562,045

BASIC EARNINGS PER SHARE (ADS):
Continuing operations(3)	€0.73	€0.87	$1.24
Discontinued operations	—	—	—

Net Income	€0.73	€0.87	$1.24

FULLY DILUTED EARNINGS PER SHARE (ADS):
Continuing operations(3)	€0.72	€0.86	$1.23
Discontinued operations	—	—	—

Net Income	€0.72	€0.86	$1.23

WEIGHTED AVERAGE NUMBER OF SHARES OUTSTANDING (thousands):
Basic	452,665.5	454,894.0
Diluted	455,897.0	458,544.8

(1)
Translated at the Noon Buying Rate of Euro 1.00 = U.S. $1.4219 on September 30, 2007 (see Note 6).

(2)
Amounts in thousands except per share data.

(3)
Results of Things Remembered, a former specialty gift business that was sold in September 2006, are reclassified as discontinued operations and are not included in results from continuing operations for 2006.

See Condensed Notes to Consolidated Financial Statements

STATEMENT OF CONSOLIDATED SHAREHOLDERS' EQUITY—U.S. GAAP
FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2007 (UNAUDITED)

	Common Stock
			Additional Paid-in Capital				Accumulated Other Comprehensive Loss		Consolidated Shareholders' Equity
	Number of Shares	Amount		Retained Earnings	Comprehensive Income			Treasury Shares
	(Thousands of Euro)

BALANCES, January 1, 2007	460,216,248	$27,613	$203,016	$2,343,800	$		$(288,593)	$(69,987)	$2,215,849
Effect of adoption of FIN 48				(8,231)					(8,231)
Exercise of stock options	2,098,772	126	23,617						23,743
Translation adjustment						(47,160)	(47,160)		(47,160)
Non-cash stock-based compensation			36,392						36,392
Minimum pension liability, net of taxes						2,732	2,732		2,732
Change in fair value of derivative instruments, net of taxes						(1,994)	(1,994)		(1,994)
Unrealized gain on available-for-sale securities, net of taxes						(869)	(869)		(869)
Dividends declared				(191,077)					(191,077)
Net income				395,278		395,278			395,278

Comprehensive income						347,987

BALANCES, September 30, 2007	462,315,020	27,739	263,024	2,539,770			(335,884)	(69,987)	2,424,662

Comprehensive income						$494,803

(Thousands of US dollars)(1)
BALANCES, September 30, 2007	462,315,020	$39,442	$373,994	$3,611,299			$(477,594)	$(99,515)	$3,447,627

(Thousands of US dollars)(1)

(1)
Translated at the Noon Buying Rate of Euro 1.00 = U.S. $1.4219 on September 30, 2007 (see Note 6).

See Condensed Notes to Consolidated Financial Statements

STATEMENTS OF CONSOLIDATED CASH FLOWS—U.S. GAAP
FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2006 AND 2007 (UNAUDITED)

	2006(2)	2007	2007
	(Thousands of Euro)		(Thousands of US dollars)(1)

CASH FLOWS FROM OPERATING ACTIVITIES OF CONTINUING OPERATIONS:
Net income from continuing operations	€329,962	€395,278	$562,045

ADJUSTMENTS TO RECONCILE NET INCOME TO NET CASH PROVIDED BY/(USED IN) OPERATING ACTIVITIES:
Minority interests in income of consolidated subsidiaries	7,351	12,521	17,804
Non-cash stock-based compensation	28,736	36,392	51,745
Depreciation and amortization	152,810	168,786	239,997
Benefit from deferred income taxes	(81,112)	(44,841)	(63,759)
Loss/(Gain) on disposal of fixed assets—net	5,529	(16,717)	(23,770)
Termination indemnities matured during the period—net	4,204	(1,858)	(2,642)
CHANGES IN OPERATING ASSETS AND LIABILITIES, NET OF ACQUISITIONS OF BUSINESSES:
Accounts receivable	(88,630)	(49,087)	(69,797)
Prepaid expenses and other	(6,640)	(138,146)	(196,430)
Inventories	(13,896)	(15,608)	(22,192)
Accounts payable	18,007	(35,409)	(50,348)
Accrued expenses and other	(33,977)	(31,361)	(44,592)
Accrual for customers' right of return	10,712	8,337	11,854
Income taxes payable	38,437	(43,672)	(62,098)

TOTAL ADJUSTMENTS	41,531	(150,664)	(214,229)

CASH PROVIDED BY OPERATING ACTIVITIES OF CONTINUING OPERATIONS	€371,493	€244,614	$347,817

(1)
Translated at the Noon Buying Rate of Euro 1.00 = U.S. $1.4219 on September 30, 2007 (see Note 6).

(2)
Results of Things Remembered, a former specialty gift business that was sold in September 2006, are reclassified as discontinued operations and are not included as cash flows from continuing operations for 2006.

See Condensed Notes to Consolidated Financial Statements

STATEMENTS OF CONSOLIDATED CASH FLOWS—U.S. GAAP
FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2006 AND 2007 (UNAUDITED)

	2006(2)	2007	2007
	(Thousands of Euro)		(Thousands of US dollars)(1)

CASH FLOWS FROM INVESTING ACTIVITIES OF CONTINUING OPERATIONS:
Property, plant and equipment:
Additions	€(161,669)	€(198,269)	$(281,918)
Disposals	608	28,600	40,666
Decrease (increase) in investments	(5,778)	—	—
Proceeds from sale of Things Remembered, net	130,844	—	—
Purchases of businesses, net of cash acquired	(111,073)	(116,216)	(165,247)
Increase in intangible assets	(510)	(1,676)	(2,383)

Cash used in investing activities of continuing operations	(147,578)	(287,560)	(408,882)

CASH FLOWS FROM FINANCING ACTIVITIES OF CONTINUING OPERATIONS:
Long-term debt:
Proceeds	84,100	486,088	691,169
Repayments	(141,748)	(529,233)	(752,516)
Increase in overdraft balances	(10,199)	217,412	309,137
Exercise of stock options	20,580	23,743	33,759
Dividends	(131,369)	(191,077)	(271,692)

Net cash (used in)/provided by financing activities of continuing operations	(178,636)	6,933	9,858

CHANGE IN CASH AND CASH EQUIVALENTS OF CONTINUING OPERATIONS	45,278	(36,013)	(51,207)
CASH AND CASH EQUIVALENTS, BEGINNING OF PERIOD	367,461	339,122	482,198
Effect of exchange rate changes on cash and cash equivalents	(11,852)	(1,254)	(1,784)

CASH AND CASH EQUIVALENTS, END OF PERIOD	€400,887	€301,854	$429,207

Cash provided by / (used in) operating activities of discontinued operations	€(5,739)	€—	$—
Cash provided by / (used in) investing activities of discontinued operations	(9,267)	—	—
Cash provided by / (used in) financing activities of discontinued operations	16,352	—	—

INCREASE IN CASH AND CASH EQUIVALENTS OF DISCONTINUED OPERATIONS	1,346	—	—
CASH RECLASSIFIED AS ASSETS OF DISCONTINUED OPERATIONS AT BEGINNING OF YEAR	4,795	—	—
EFFECT OF TRANSLATION ADJUSTMENTS ON CASH AND CASH EQUIVALENTS OF DISCONTINUED OPERATIONS	(345)	—	—
CASH RETAINED BY DISCONTINUED OPERATIONS UPON DISPOSAL	(5,796)	—	—

CASH INCLUDED IN ASSETS OF DISCONTINUED OPERATIONS AT END OF PERIOD	€—	€—	$—

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:
Cash paid during the period for interest	€53,140	€49,446	$70,307
Cash paid during the period for income taxes	€186,413	€309,075	$439,473

(1)
Translated at the Noon Buying Rate of Euro 1.00 = U.S. $1.4219 on September 30, 2007 (see Note 6).

(2)
Results of Things Remembered, a former specialty gift business that was sold in September 2006, are reclassified as discontinued operations and are not included as cash flows from continuing operations for 2006.

See Condensed Notes to Consolidated Financial Statements

CONDENSED NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

1.    BASIS OF PRESENTATION

        The accompanying consolidated balance sheets as of September 30, 2007 and the related statements of consolidated income and cash flows for the nine months ended September 30, 2006 and 2007, and the statement of consolidated shareholders' equity for the nine months ended September 30, 2007 of Luxottica Group S.p.A. and its subsidiaries (the "Company") have been prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP") for interim financial information. The consolidated balance sheet as of September 30, 2007, the statements of consolidated income and cash flows for the nine months ended September 30, 2006 and 2007, and the statement of consolidated shareholders' equity for the nine months ended September 30, 2007 are derived from unaudited financial statements. In the opinion of management, all adjustments (which include only normal recurring adjustments) necessary to fairly present the financial position, results of operations and cash flows as of September 30, 2006 and 2007 and for the nine months ended September 30, 2006 and 2007, have been made.

        The interim consolidated financial statements should be read in conjunction with the Company's audited consolidated financial statements as of and for the year ended December 31, 2006. Certain information and footnote disclosures normally included in financial statements prepared in accordance with U.S. GAAP have been condensed or omitted. The accounting policies have been consistently applied by the Company and are consistent with those applied in the Company's annual report on Form 20-F for its fiscal year ended December 31, 2006. The results of operations for the nine months ended September 30, 2007 are not necessarily indicative of the operating results for the full year.

        The December 31, 2006 balance sheet was derived from audited financial statements but does not include all disclosures required by U.S. GAAP. However, the Company believes that the disclosures are adequate to make the information presented not misleading.

2.    SALE OF THINGS REMEMBERED

        On September 29, 2006, the Company sold the Things Remembered specialty gifts retail business to a private equity consortium for net cash consideration of Euro 128.0 million (U.S. $162.1 million) and a promissory note with a principal amount of Euro 20.6 million (U.S. $26.1 million). The Things Remembered business operated solely in the United States and was previously included in the retail segment of the Company's operations as of December 31, 2004 and 2005. In the statements of consolidated income, for all periods presented, the Company has reclassified sales, cost of sales and other expenses associated with the discontinued operations as a single line item after income from continuing operations but before net income. Revenues, income from operations, income before provision for income taxes and income tax provision reclassified under discontinued operations for the nine-month period ended September 30, 2006 are as follows (in thousands of Euro):

2006

Revenues	157,110
Income from operations	3,240
Income before provision for income taxes	758
Income tax provision	(281)
Gain from discontinued operations	478

3.    INVENTORIES

        Inventories consisted of the following (in thousands of Euro):

	December 31, 2006	September 30, 2007

Raw materials	€76,352	€83,898
Work in process	49,650	48,616
Finished goods	317,253	346,261
Less: Inventory obsolescence reserves	(42,360)	(57,617)

Total	€400,895	€421,158

4.    EARNINGS PER SHARE

        Earnings per share are computed by dividing net income by the number of weighted average shares outstanding during the period. Basic earnings per share are based on the weighted average number of ordinary shares outstanding during the period. Diluted earnings per share are based on the weighted average number of ordinary shares and ordinary share equivalents (options) outstanding during the period. Previous years' earnings per share amounts have been reclassified in earnings per share from continuing operations and total earnings per share to conform to the current year's presentation.

5.    STOCK OPTION AND PERFORMANCE PLANS

        Options to purchase an aggregate of 22,892,513 ordinary shares of the Company were outstanding at September 30, 2007. Outstanding options granted under the Company's Stock Option Plans (9,422,513 ordinary shares) become exercisable in either three equal annual installments, two equal installments in the second and third years of the three-year vesting period or 100 percent vesting on the third anniversary of the date of grant. All options expire on or before March 6, 2016. During the first nine months of 2007, 1,568,772 options were exercised.

        Performance-based options granted in 2004 under the Stock Option Plan (1,000,000 ordinary shares) became exercisable on January 31, 2007. During the first nine months of 2007, 530,000 options from this grant were exercised.

        On September 14, 2004, the Company announced that its majority shareholder, Mr. Leonardo Del Vecchio, had allocated shares held through La Leonardo Finanziaria S.r.l. (subsequently merged into Delfin S.a.r.l.), a holding company of the Del Vecchio family, representing at that time 2.11 percent (or 9.6 million shares) of the Company's authorized and issued share capital, to a stock option plan for top management of the Company. The stock options to be issued under the stock option plan vested upon the meeting of certain economic objectives as of June 30, 2006 and, as such, the holders of these options became entitled to exercise such options beginning on that date until their termination in 2014. During the first nine months of 2007, 400,000 options from this grant were exercised.

        Performance-based options from two grants in July 2006 under the new Stock Option Plan (grants of 9,500,000 and 3,500,000 ordinary shares, respectively) vest and become exercisable only if certain economic objectives are met.

        In December 2004, the Financial Accounting Standards Board (the "FASB") issued SFAS No. 123-R (revised 2004), Share-Based Payment ("SFAS 123-R"), which replaces the existing SFAS 123 and supersedes Accounting Principles Board Opinion ("APB") No. 25, "Accounting for Stock Issued to Employees." SFAS 123-R requires companies to measure and record compensation expense for stock options and other share-based payment methods based on the instruments' fair value. SFAS 123-R became effective for the Company on January 1, 2006.

6.    U.S. DOLLAR CONVENIENCE TRANSLATION

        The consolidated financial statements presented in Euro as of and for the nine months ended September 30, 2007 are also translated into U.S. dollars, solely for the convenience of the readers of these financial statements, at the noon buying rate of Euro 1.00 = U.S. $1.4219 as certified for customs purposes by the Federal Reserve Bank of New York (the "Noon Buying Rate") at September 30, 2007. Such translations should not be construed as representations that Euro amounts could be converted into U.S. dollars at that or any other rate.

7.    INCOME TAXES

        In June 2006, the FASB issued Interpretation No. 48, "Accounting for Uncertainty in Income Taxes—an interpretation of FASB Statement No. 109" ("FIN 48"). This interpretation clarifies recognition requirements, measurement and disclosures for the accounting for uncertain income tax positions which may have been taken or will be taken in a tax return. The interpretation also provides guidance on derecognition, classification, interest and penalties, accounting for interim periods and transition methods. The interpretation is effective for fiscal years beginning after December 15, 2006.

        The Company has completed its calculation of the impact of the adoption of FIN 48. The adoption includes a cumulative adjustment as a reduction in shareholders' equity by approximately Euro 8.2 million as of the beginning of the period presented to give effect to the adoption. Such amount is subject to revision to include future clarifications of the accounting pronouncement by the FASB or similar accounting standards body.

        The Company includes interest and penalties associated with uncertain tax positions in "Provision for Income Taxes" in the Statement of Consolidated Income.

        Our major tax jurisdictions consist of Italy, U.S. Federal and Australia. As of September 30, 2007, tax years that remain subject to examination by the relevant tax authorities are as follows:

Italy	2002 to present
U.S. Federal	2004 to present
Australia	none

        The Company's 2007 effective tax rate is expected to be similar to the statutory tax rate as the Company currently believes the effect of FIN 48 will not have a significant impact.

8.    SEGMENTS AND RELATED INFORMATION

        The Company operates in two industry segments: (1) manufacturing and wholesale distribution and (2) retail distribution.

        The following tables summarize the segmental information deemed essential by the Company's management for the purpose of evaluating the Company's performance and for making decisions about future allocations of resources.

        The "Inter-Segment Transactions and Corporate Adjustments" column includes the elimination of inter-segment activities and corporate-related expenses not allocated to reportable segments. This has the effect of increasing reportable operating profit for the manufacturing and wholesale and retail segments. Identifiable assets are those tangible and intangible assets used in operations in each segment. Corporate identifiable assets are principally cash, goodwill and trade names.

Nine months ended September 30,	Manufacturing And Wholesale	Retail	Inter-Segment Transactions and Corporate Adjustments	Consolidated
	(In thousands of Euro)

2007
Net revenues	1,514,493	2,519,868	(256,807)	3,777,554
Operating income	418,017	303,035	(39,420)	681,632
Identifiable assets	2,093,057	1,418,938	1,637,288	5,149,282
2006(1)
Net revenues	1,301,533	2,524,996	(260,926)	3,565,603
Operating income	341,615	345,515	(96,068)	591,062
Identifiable assets	1,776,446	1,312,726	1,877,446	4,966,618

(1)
Results of Things Remembered, a former specialty gift business that was sold in September 2006, are reclassified as discontinued operations and are not included in results from continuing operations for 2006.

9.    COMMITMENTS AND CONTINGENCIES

        The Company and its subsidiaries become involved in legal and regulatory proceedings from time to time, some of which are significant. The timing and outcome of these proceedings are inherently uncertain and the outcomes of certain proceedings, as disclosed in the Company's audited consolidated financial statements contained in the Company's Annual Report on Form 20-F for the year ended December 31, 2006, could have a material adverse effect on the Company's business, financial position or future operating results. It is the opinion of management of the Company that the Company has meritorious defenses against such claims, which the Company will vigorously pursue.

10.    SUBSEQUENT EVENTS

        On November 14, 2007, the Company completed the merger with Oakley, Inc. ("Oakley"), for a total purchase price of approximately U.S. $2.1 billion. The Company borrowed substantially the entire purchase price under two new credit facilities entered into specifically to finance such transaction.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2006 AND 2007

        The following discussion should be read in conjunction with the disclosure contained in our Annual Report on Form 20-F for the year ended December 31, 2006, which contains, among other things, a discussion of the risks and uncertainties that could affect our future operating results or financial condition, as well as our significant accounting policies.

OVERVIEW

        We are a global leader in eyewear operating in two industry segments: (1) manufacturing and wholesale distribution and (2) retail distribution. Through our manufacturing and wholesale distribution segment, we are engaged in the design, manufacturing, wholesale distribution and marketing of house brands and designer lines of mid- to premium-priced prescription frames and sunglasses. Through our retail operations, as of September 30, 2007, we owned and operated 5,948 retail locations worldwide and franchised an additional 453 locations principally through LensCrafters, Inc., Sunglass Hut International, Inc., OPSM Group Limited and Cole National Corporation ("Cole"). At September 30, 2007, our retail operations by geographic region and significant trade names were as follows:

	North America	Europe/ Middle East	Australia/ New Zealand/ South Africa	China/ Hong Kong	Total

LensCrafters	942			159	1,101
Sunglass Hut	1,591	85	289		1,965
Pearle and Licensed Brands	1,804				1,804
OPSM Group			526		526
Other				99	99
Franchised locations	411	21	21		453

	4,748	106	836	258	5,948

        Our net sales consist of direct sales of finished products manufactured under our own brand names or our licensed brands to opticians and other independent retailers through our wholesale distribution channels and sales directly to consumers through our retail segment. Our average retail unit selling price is significantly higher than our average wholesale unit selling price, as our retail sales typically include lenses as well as frames.

        Demand for our products, particularly our higher-end designer lines, is largely dependent on the discretionary spending power of the consumers in the markets in which we operate.

        Our results of operations, which are reported in Euro, are subject to currency fluctuations particularly between the Euro and the U.S. dollar due to our significant U.S. retail business. The U.S. dollar/Euro exchange rate has fluctuated from an average exchange rate in the first nine months of 2006 of Euro 1.00 = U.S. $1.2444 to Euro 1.00 = U.S. $1.3442 in the first nine months of 2007. Additionally, with the acquisition of OPSM Group Limited in 2003, our results of operations are also susceptible to currency rate fluctuation between the Euro and the Australian dollar ("AUD"). The Australian dollar/Euro exchange rate has fluctuated from an average exchange rate in the first nine months of 2006 of Euro 1.00 = AUD 1.6641 to Euro 1.00 = AUD 1.6372 in the first nine months of 2007. Although we engage in certain foreign currency hedging activities to mitigate the impact of these fluctuations, currency fluctuations have impacted our reported revenues and net income during the periods discussed herein. Fluctuations in currency exchange rates could significantly impact our reported financial results in the future.

The Oakley Merger

        On November 14, 2007, we completed the merger with Oakley, for a total purchase price of approximately U.S. $2.1 billion. In accordance with the terms of the merger agreement, Oakley's outstanding shares of common stock were converted into the right to receive U.S. $29.30 per share in cash. As a result of the completion of the merger, Oakley is now a wholly-owned subsidiary within our Group and Oakley's shares have ceased to be traded on the New York Stock Exchange.

        We believe that our combination with Oakley will:

  •
  strengthen our retail operations through the optimization of sales of all our brands through Luxottica's and Oakley's retail chains and maximization of consumer reach through enhanced positioning of sun retail brands;

  •
  strengthen our international sales through significant emerging-market opportunities, complementary sales structures in many different markets and the realization of economies of scale in emerging markets;

  •
  strengthen our trade channels through Oakley active lifestyle and sports performance channels know-how and Luxottica's global key account and department store structure;

  •
  leverage our brand portfolio through true global exposure for all Oakley owned and licensed brands, by selectively applying performance know-how to luxury/fashion and luxury/fashion know-how to sports performance and active lifestyle and account merchandising optimization;

  •
  combine Luxottica's and Oakley's areas of expertise, expanding our women's and prescription eyewear expertise to Oakley brands, blending performance and luxury/fashion, creating new eyewear solutions to serve new customer needs and applying Oakley brand-building and grassroots marketing approaches to other portfolio brands;

  •
  improve lens technology through the extension of Oakley's best-in-class research and development capabilities, new opportunities in prescription sun lenses and sourcing benefits; and

  •
  strengthen our sourcing through greater scale, new worldwide opportunities and a faster time to market.

        In connection with the acquisition, we increased our outstanding debt by approximately U. S. $2.2 billion.

        We expect that the transaction will result in approximately Euro 100 million per year in operating synergies within three years of the completion of the merger, driven by such revenue growth and efficiencies.

        The primary factors that may influence our ability to execute our integration plans and realize the anticipated cost savings include:

  •
  difficulty in integrating the newly-acquired business and operations in an efficient and effective manner;

  •
  inability to achieve strategic objectives, cost savings and other benefits from the acquisition;

  •
  the loss of key employees of the acquired business;

  •
  the diversion of the attention of senior management from our operations;

  •
  liabilities that were not known at the time of acquisition or the need to address tax or accounting issues.

  •
  difficulty integrating Oakley's human resources systems, operating systems, inventory management systems, and assortment planning systems with our systems; and

  •
  the cultural differences between our organization and Oakley's organization.

RESULTS OF OPERATIONS FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2006 AND 2007

        The following table sets forth for the periods indicated the amount and percentage of net sales represented by certain items included in our statements of consolidated income (in thousands of Euro):

	Nine months ended September 30,

	2006(1)%		2007	%

Net sales	€3,565,603	100.0	€3,777,554	100.0
Cost of sales	1,090,581	30.6	1,152,013	30.5

Gross profit	2,475,022	69.4	2,625,541	69.5
Selling and advertising expense	1,488,506	41.7	1,562,683	41.4
General and administrative expense	395,454	11.1	381,226	10.1

Income from operations	591,062	16.6	681,632	18.0
Other income (expense)—net	(60,701)	1.7	(44,446)	1.2

Income before provision for income taxes	530,362	14.9	637,186	16.9
Provision for income taxes	193,049	5.4	229,387	6.1
Minority interests	7,351	0.2	12,521	0.3

Net income from continuing operations	329,962	9.3	395,278	10.5
Gain and tax effect on sale of TR	(1,843)	(0.1)	—	—
Discontinued operations	478	—	—	—

Net income	€328,597	9.2	€395,278	10.5

(1)
Results of Things Remembered, a former specialty gift business that was sold in September 2006, are reclassified as discontinued operations and are not included in results from continuing operations for 2006.

        Net Sales.    Net sales increased 5.9 percent to Euro 3,777.6 million during the first nine months of 2007 from Euro 3,565.6 million for the same period of 2006. The increase in our net sales primarily resulted from the strong performance of the manufacturing and wholesale segment, which was partially offset by Euro 195.4 million (equivalent to 5.5 percent) in negative currency fluctuations between the Euro, which is our reporting currency, and other currencies in which we conduct our business, particularly the U.S. dollar.

        Net sales in the retail segment decreased by Euro 5.1 million, or 0.2 percent, to Euro 2,519.9 million for the first nine months of 2007 from Euro 2,525.0 million in the same period of 2006. Excluding the effects of currency fluctuations, the retail segment had an increase in net sales of Euro 163.3 million, or 6.5 percent. This increase was attributable to the positive performance of the North American retail operations primarily due to: (i) a 1.2 percent increase in same-store sales; (ii) the addition of Euro 16.9 million in sales from the approximately 70 new Canadian retail stores which were acquired in June 2006, and therefore owned for only a portion of the same period of 2006; and (iii) the addition of Euro 33.6 million in sales from approximately 90 new U.S. retail stores which were acquired in February 2007. Additionally, we had a Euro 49.1 million increase in net sales from the "Asia-Pacific" retail business which was primarily due to Euro 15.3 million in net sales from the newly acquired stores in China, and sales growth in Australia.

        Net sales to third parties in the manufacturing and wholesale segment increased by Euro 217.1 million, or 20.9 percent to Euro 1,257.7 million for the first nine months of 2007 as compared to

Euro 1,040.6 million in the same period of 2006. Excluding the effects of currency fluctuations, the manufacturing and wholesale segment had an increase in net sales to third parties of Euro 244.1 million, or 23.5 percent. This increase was mainly attributable to increased sales of our Ray-Ban brand as well as the continued success of sales of branded products of our designer lines, such as Prada, Dolce & Gabbana, Versace and Bvlgari and the launch of new products from our license agreements with Burberry and Ralph Lauren. These increases occurred primarily in the European and North American markets, which accounted for approximately 79.6 and 80.1 percent of our net sales to third parties in our manufacturing and wholesale segment for the first nine months of 2007 and 2006, respectively.

        On a geographic basis, combined retail and manufacturing and wholesale operations in the United States and Canada comprised 62.3 percent of total net sales and had net sales of Euro 2,352.0 million in the first nine months of 2007, resulting in a decrease of Euro 23.6 million or 1.0 percent in net sales as compared to the same period of 2006, mainly due to negative currency effects. Net sales for operations in "Asia-Pacific" comprised 11.1 percent of total net sales and totaled Euro 420.8 million in net sales during the first nine months of 2007 as compared to Euro 358.9 million in the same period of 2006, which represented a 17.2 percent increase in net sales, mainly due to the newly acquired stores in China. Net sales for the rest of the world comprised 26.6 percent of total net sales and accounted for the remaining Euro 1,004.8 million of net sales during the first nine months of 2007, which represented an increase in net sales of Euro 173.7 million or 20.9 percent as compared to the same period of 2006. The increase in net sales for the rest of the world was primarily attributable to strong performance in almost all major European markets.

        During the first nine months of 2007, net sales in the retail segment accounted for approximately 66.7 percent of total net sales, as compared to approximately 70.8 percent of net sales in the same period of 2006. This decrease in retail net sales as a percentage of total net sales is attributable to a significant increase in net sales to third parties in our manufacturing and wholesale segment, which grew by 20.9 percent in the first nine months of 2007, and to the negative currency effects which primarily impacted our retail net sales due to the fact that our retail distribution business is primarily concentrated in North America, Australia and China, where the Euro is not the functional currency.

        Cost of Sales.    Cost of sales increased by 5.6 percent to Euro 1,152.0 million in the first nine months of 2007, from Euro 1,090.6 million for the same period of 2006, primarily attributable to our overall sales growth. As a percentage of net sales, cost of sales was largely flat at 30.5 percent for the first nine months of 2007 compared to 30.6 percent for the same period of 2006 due to efficiencies derived from the increased use of capacity at our manufacturing plants. In the first nine months of 2007, the average number of frames produced daily in our facilities increased to approximately 175,400 as compared to 154,900 for the same period of 2006, attributable to increased production in both the Italian and Chinese facilities.

        Gross Profit.    Our gross profit increased by 6.1 percent to Euro 2,625.5 million in the first nine months of 2007 from Euro 2,475.0 million for the same period of 2006, while remaining essentially flat as a percentage of net sales at 69.5 percent for the first nine months of 2007 compared to 69.4 percent for the same period of 2006 for the reasons described above.

        Operating Expenses.    Total operating expenses increased by 3.2 percent to Euro 1,943.9 million in the first nine months of 2007 from Euro 1,884.0 million in the same period of 2006. As a percentage of net sales, operating expenses decreased to 51.5 percent in the first nine months of 2007 from 52.8 percent for the same period of 2006 primarily due to the maintenance of strong cost controls in our manufacturing and wholesale segment.

        Selling and advertising expenses (including royalty expenses) increased by 5.0 percent to Euro 1,562.7 million in the first nine months of 2007, from Euro 1,488.5 million for the same period of 2006, primarily due to increased net sales. As a percentage of net sales, selling and advertising expenses decreased to 41.4 percent in the first nine months of 2007 from 41.7 percent for the same period of 2006, primarily attributable to reduced commissions as a percentage relative to sales earned by the wholesale sales force and to a reduction in advertising expenses in the retail segment.

        General and administrative expenses, including intangible asset amortization, decreased by 3.6 percent to Euro 381.2 million in the first nine months of 2007 from Euro 395.5 million in the same period of 2006. As a percentage of net sales, general and administrative expenses decreased to 10.1 percent in the first nine months of 2007 from 11.1 percent in the same period of 2006. General and administrative expenses for the first nine months of 2007 included a one time gain of Euro 20.0 million due to a sale of real estate in Milan, Italy in May 2007.

        Income from Operations.    For the reasons described above, income from operations for the first nine months of 2007 increased by 15.3 percent to Euro 681.6 million from Euro 591.1 million for the same period of 2006. As a percentage of net sales, income from operations increased to 18.0 percent in the first nine months of 2007 from 16.6 percent in the same period of 2006. Income from operations without the one time gain from the real estate sale described in the previous paragraph would have been equal to Euro 661.6 million or 17.5 percent of net sales with an increase of 11.9 percent as compared to the same period of 2006.

        Operating margin, which is derived by dividing income from operations by net sales, in the manufacturing and wholesale segment increased to 27.6 percent in the first nine months of 2007, from 26.2 percent for the same period in 2006. This increase in operating margin is attributable to lower sales commissions and general and administrative expenses, partially offset by higher royalty expenses.

        Operating margin in the retail segment decreased to 12.0 percent in the first nine months of 2007 from 13.7 percent for the same period of 2006. This decrease in operating margin is mainly attributable to:

  (i)
  a non-recurring receipt of U.S. $13.0 million in the first nine months of 2006 from a reimbursement from an insurance company related to previously expensed legal costs. Without this gain, the operating margin of the retail division during the first nine months of 2006 would have been 13.3 percent: and

  (ii)
  start-up costs in our retail segment in China during the first nine months of 2007 of approximately Euro 9.0 million.

        Other Income (Expense)—Net.    Other income (expense)—net was Euro (44.4) million in the first nine months of 2007 as compared to Euro (60.7) million for the same period of 2006. This decrease in net expense is mainly attributable to a net realized and unrealized foreign exchange transaction and remeasurement gain in the first nine months of 2007 as compared to a loss in the same period of 2006. Net interest expense was Euro 59.2 million in the first nine months of 2007 as compared to Euro 54.2 million for the same period of 2006, attributable to an increase in interest rates which was partially offset by a decrease in outstanding indebtedness.

        Net Income from Continuing Operations.    Income before taxes increased by 20.1 percent to Euro 637.2 million in the first nine months of 2007 from Euro 530.4 million for the same period of 2006. As a percentage of net sales, income before taxes increased to 16.9 percent in the first nine months of 2007 from 14.9 percent for the same period of 2006. Minority interest increased to Euro 12.5 million in the first nine months of 2007 from Euro 7.4 million for the same period of 2006. Our effective tax rate was 36.0 percent in the first nine months of 2007, as compared to 36.4 percent for the same period in 2006 due to a reduction in taxes in certain foreign jurisdictions.

        Net income from continuing operations increased by 19.8 percent to Euro 395.3 million in the first nine months of 2007 from Euro 330.0 million for the same period of 2006. Net income from continuing operations as a percentage of net sales increased to 10.5 percent in the first nine months of 2007 from 9.3 percent for the same period of 2006.

        Basic earnings per share from continuing operations were Euro 0.87 for the first nine months of 2007 as compared to Euro 0.73 for the same period of 2006. Diluted earnings per share from continuing operations were Euro 0.86 for the first nine months of 2007 as compared to Euro 0.72 for the same period of 2006.

        Discontinued operations.    Discontinued operations resulted in a gain in the first nine months of 2006 mainly attributable to the seasonal nature of the operations of the discontinued Things Remembered business, in which substantially all operational profits were realized during the second and fourth quarters.

        Net Income.    Net income increased by 20.3 percent to Euro 395.3 million in the first nine months of 2007 from Euro 328.6 million for the same period of 2006. Net income as a percentage of net sales increased to 10.5 percent in the first nine months of 2007 from 9.2 percent for the same period of 2006.

        Basic earnings per share were Euro 0.87 for the first nine months of 2007 as compared to Euro 0.73 for the same period of 2006. Diluted earnings per share were Euro 0.86 for the first nine months of 2007 as compared to Euro 0.72 for the same period of 2006.

RESULTS OF OPERATIONS FOR THE THREE MONTHS ENDED SEPTEMBER 30, 2006 AND 2007

        The following table sets forth for the periods indicated the amount and percentage of net sales represented by certain items included in our statements of consolidated income (in thousands of Euro).

	Three months ended September 30,
	2006(1)%		2007	%

Net sales	€1,120,380	100.0	€1,150,952	100.0
Cost of sales	330,262	29.5	336,139	29.2

Gross profit	790,118	70.5	814,813	70.8
Selling and advertising expenses	470,776	42.0	497,073	43.2
General and administrative expense	132,863	11.9	122,719	10.7

Income from operations	186,480	16.6	195,021	16.9
Other income (expense)—net	(18,815)	1.7	(14,706)	1.3

Income before provision for income taxes	167,665	15.0	180,315	15.7
Provision for income taxes	58,851	5.3	64,913	5.6
Minority interests	1,773	0.2	2,961	0.3

Net income from continuing operations	107,041	9.6	112,441	9.8
Gain and tax effect on sale of TR	(1,843)	(0.2)	—	—
Discontinued operations	(1,073)	(0.1)	—	—

Net income	€104,126	9.3	€112,441	9.8

(1)
Results of Things Remembered, a former specialty gift business that was sold in September 2006, are reclassified as discontinued operations and are not included in results from continuing operations for 2006.

        Net Sales.    Net sales increased 2.7 percent to Euro 1,151.0 million during the third quarter of 2007 from Euro 1,120.4 million for the same period of 2006. The increases in our net sales primarily resulted from the strong performance of the manufacturing and wholesale segment, which was partially offset by Euro 60.1 million (equivalent to 5.4 percent) in negative currency fluctuations between the Euro, which is our reporting currency, and other currencies in which we conduct our business, particularly the U.S. dollar.

        Net sales in the retail segment remained flat at Euro 838.3 million for the third quarter of 2007 compared to Euro 838.6 million in the same period of 2006. Excluding the effects of currency fluctuations, the retail segment had an increase in net sales of Euro 53.9 million, or 6.4 percent. This increase was attributable to the positive performance of the North American retail operations primarily due to: (i) a 2.1 percent increase in same-store sales; and (ii) the addition of Euro 12.2 million in sales in the third quarter of 2007 from approximately 90 new U.S. retail stores which were acquired in February 2007. Additionally, we had a Euro 15.7 million increase in net sales from the "Asia-Pacific" retail business which was primarily due to Euro 3.2 million in net sales from the newly acquired stores in China and sales growth in Australia.

        Net sales to third parties in the manufacturing and wholesale segment increased by 10.9 percent to Euro 312.7 million for the third quarter of 2007 as compared to Euro 281.8 million in the same period of 2006. Excluding the effects of currency fluctuations, the manufacturing and wholesale segment had an increase in net sales to third parties of Euro 36.8 million, or 13.1 percent. This increase was mainly attributable to increased sales of our Ray-Ban brand as well as the continued success of sales of branded products of our designer lines, such as Dolce & Gabbana, Versace and Prada and the launch of new products from our license agreements with Burberry and Ralph Lauren. These increases occurred primarily in the European and North American markets, which accounted for approximately 75.2 and 79.7 percent of our net sales to third parties in our manufacturing and wholesale segment for the third quarter of 2007 and 2006, respectively.

        On a geographic basis, combined retail and manufacturing and wholesale operations in the United States and Canada comprised 67.0 percent of total net sales and had net sales of Euro 771.3 million in the third quarter of 2007, resulting in a decrease of Euro 10.3 million or 1.3 percent in net sales as compared to the same period of 2006, primarily due to negative currency fluctuations. Net sales for operations in "Asia-Pacific" comprised 11.8 percent of total net sales or Euro 135.6 million in net sales during the third quarter of 2007 as compared to Euro 116.1 million in the same period of 2006, which represented a 16.8 percent increase, mainly due to the newly acquired stores in China. Net sales for the rest of the world comprised 21.2 percent of total net sales and accounted for the remaining Euro 244.1 million of net sales during the third quarter of 2007, which represented an increase in net sales of Euro 21.4 million or 9.6 percent as compared to the same period of 2006. The increase in net sales for the rest of the world was primarily attributable to strong performance in almost all major European markets.

        During the third quarter of 2007, net sales in the retail segment accounted for approximately 72.8 percent of total net sales, as compared to approximately 74.8 percent of net sales in the same period of 2006. This decrease in retail net sales as a percentage of total net sales is attributable to a significant increase in net sales to third parties in our manufacturing and wholesale segment, which grew by 10.9 percent in the third quarter of 2007, and to the negative currency effects which primarily impacted our retail net sales due to the fact that our retail distribution business is primarily concentrated in North America, Australia and China, where the Euro is not the functional currency.

        Cost of Sales.    Cost of sales increased by 1.8 percent to Euro 336.1 million in the third quarter of 2007, from Euro 330.3 million for the same period of 2006, primarily attributable to our overall sales growth. As a percentage of net sales, cost of sales decreased to 29.2 percent from 29.5 percent, primarily due to improved efficiency in our manufacturing plants. In the third quarter of 2007, the average number of frames produced daily in our facilities increased to approximately 177,300 as compared to

169,500 for the same period of 2006, attributable to increased production in the Italian and Chinese facilities.

        Gross Profit.    Our gross profit increased by 3.1 percent to Euro 814.8 million in the third quarter of 2007 from Euro 790.1 million for the same period of 2006, and increased as a percentage of net sales to 70.8 percent in the third quarter of 2007 from 70.5 percent for the same period of 2006 for the reasons described above.

        Operating Expenses.    Total operating expenses increased by 2.7 percent to Euro 619.8 million in the third quarter of 2007 from Euro 603.6 million in the same period of 2006. As a percentage of net sales, operating expenses remained flat at 53.9 percent in the third quarter of 2007 and for the same period of 2006 primarily due to the maintenance of strong cost controls in our manufacturing and wholesale segment.

        Selling and advertising expenses (including royalty expenses) increased by 5.6 percent to Euro 497.1 million in the third quarter of 2007, from Euro 470.8 million for the same period of 2006, primarily due to increased net sales. As a percentage of net sales, selling and advertising expenses increased to 43.2 percent in the third quarter of 2007 from 42.0 percent for the same period of 2006, primarily attributable to an increase in selling expenses in the retail segment due to an increase in store associates and occupancy costs relating to new stores from acquisitions and new store openings in 2007 and an increase in royalty expenses, due to higher sales of licensed brands relative to house brands in the third quarter of 2007 compared to the same period of 2006.

        General and administrative expenses, including intangible asset amortization, decreased by 7.6 percent to Euro 122.7 million in the third quarter of 2007 from Euro 132.9 million in the same period of 2006. As a percentage of net sales, general and administrative expenses decreased to 10.7 percent in the third quarter of 2007 compared to 11.9 percent for the same period of 2006.

        Income from Operations.    For the reasons described above, income from operations for the third quarter of 2007 increased by 4.6 percent to Euro 195.0 million from Euro 186.5 million for the same period of 2006. As a percentage of net sales, income from operations increased to 16.9 percent in the third quarter of 2007 from 16.6 percent in the same period of 2006.

        Operating margin, which is derived by dividing income from operations by net sales, in the manufacturing and wholesale segment increased to 25.9 percent in the third quarter of 2007 from 24.5 percent for the same period in 2006. This increase in operating margin is attributable to higher gross margin and lower general and administrative expenses, partially offset by higher royalty expenses.

        Operating margin in the retail segment decreased to 11.7 percent in the third quarter of 2007 from 13.4 percent for the same period of 2006. This decrease in operating margin is mainly attributable to:

(i)
low comparable sales growth in our North American retail business;

(ii)
an increase in store-related expenses in our Australian division; and

(iii)
start-up costs in our retail division in China during the third quarter of 2007 of approximately Euro 4.1 million.

        Other Income (Expense)—Net.    Other income (expense)—net was Euro (14.7) million in the third quarter of 2007 as compared to Euro (18.8) million for the same period of 2006. This decrease in net expense is mainly attributable to a net realized and unrealized foreign exchange transaction and remeasurement gain in the third quarter of 2007 as compared to a loss in the same period of 2006. Net interest expense was Euro 20.2 million in the third quarter of 2007 as compared to Euro 18.8 million for the same period of 2006, attributable to an increase in interest rates which was partially offset by a decrease in outstanding indebtedness.

        Net Income from Continuing Operations.    Income before taxes increased by 7.5 percent to Euro 180.3 million in the third quarter of 2007 from Euro 167.7 million for the same period of 2006. As a percentage of net sales, income before taxes increased to 15.7 percent in the third quarter of 2007 from 15.0 percent for the same period of 2006. Minority interest increased to Euro 3.0 million in the third quarter of 2007 from Euro 1.8 million for the same period of 2006. Our effective tax rate was 36.0 percent in the third quarter of 2007, as compared to 35.1 percent for the same period of 2006, due to an extraordinary tax benefit in 2006 in certain foreign jurisdictions.

        Net income from continuing operations increased by 5.0 percent to Euro 112.4 million in the third quarter of 2007 from Euro 107.0 million for the same period of 2006. Net income from continuing operations as a percentage of net sales increased to 9.8 percent in the third quarter of 2007 from 9.6 percent for the same period of 2006.

        Basic earnings per share from continuing operations were Euro 0.25 for the third quarter of 2007 as compared to Euro 0.24 for the same period of 2006. Diluted earnings per share from continuing operations were Euro 0.24 for the third quarter of 2007 as compared to Euro 0.23 for the same period of 2006.

        Discontinued operations.    Discontinued operations resulted in a loss in the third quarter of 2006 mainly attributable to the seasonal nature of the operations of the Things Remembered discontinued business, in which substantially all operational profits were realized during the second and fourth quarters.

        Net Income.    Net income increased by 8.0 percent to Euro 112.4 million in the third quarter of 2007 from Euro 104.1 million for the same period of 2006. Net income as a percentage of net sales increased to 9.8 percent in the third quarter of 2007 from 9.3 percent for the same period of 2006.

        Basic earnings per share were Euro 0.25 for the third quarter of 2007 as compared to Euro 0.23 for the same period of 2006. Diluted earnings per share were Euro 0.24 for the third quarter of 2007 as compared to Euro 0.23 for the same period of 2006.

BALANCE SHEET DISCUSSION

Our Cash Flows

        Operating Activities.    Our cash provided by operating activities was Euro 244.6 million for the first nine months of 2007 as compared to Euro 371.5 million for the same period of 2006. This Euro 126.9 million decrease in cash provided in operating activities is primarily attributable to advance payments of U.S. $199 million made by us to various companies of the Ralph Lauren Group in January 2007 for contracted future minimum royalties, included in "Prepaid expenses and other" within changes in operating assets and liabilities on the statements of consolidated cash flows. Depreciation and amortization were Euro 168.8 million for the first nine months of 2007 as compared to Euro 152.8 million for the same period of 2006. This increase in depreciation and amortization resulted from an increase in tangible assets associated with the acquisition of numerous retail locations over the 12-month period ended September 30, 2007, and from an increase in property, plant and equipment in the wholesale division from improvements made. Deferred taxes were a use of cash of Euro 44.8 million for the first nine months of 2007 compared to a use of cash of Euro 81.1 million for the same period of 2006. This change in deferred taxes is related to an extraordinary tax benefit in the 2006 income statement for certain foreign jurisdictions. Non-cash stock-based compensation expense increased in the first nine months of 2007 to Euro 36.4 million compared to Euro 28.7 million for the same period for 2006. This increase was primarily due to two new Company stock option performance grants in July 2006. Accounts receivable were a use of cash for the first nine months of 2007 of Euro 49.1 million as compared to a use of cash of Euro 88.6 million for the same period of 2006, primarily due to improved days-of-sales-outstanding of our manufacturing and wholesale segment. Inventories were a use of cash for the first nine months of 2007 of Euro 15.6 million compared to a use of cash of Euro 13.9 million for the same period of 2006. Cash provided by operating activities for accounts payable and accrued expenses and other decreased by Euro 53.4 million and increased by Euro 2.6 million, respectively, for the first nine months of 2007 as compared to the same period of 2006. The decrease in cash flows provided by accounts payable in 2007 were attributable to the timing of payments to certain vendors, in particular in the wholesale division. Income taxes payable were a use of cash of Euro 43.7 million for the first nine months of 2007 as compared to a source of cash of Euro 38.4 million for the same period of 2006. This change in cash used by income taxes payable was based on timing of tax payments made in 2006 as compared to 2007, including certain tax payments in Italy, which for 2006 included a one-time benefit for previous years' net operating losses.

        Investing Activities.    Our cash from investing activities was a use of Euro 287.6 million for the first nine months of 2007 as compared to a use of Euro 147.6 million for the same period of 2006. This decrease was due to the net proceeds of Euro 130.8 million from the sale in September 2006 of Things Remembered, a specialty gift retail business previously included in the Retail North America division. Purchases of businesses, net of cash acquired, were Euro 116.2 million for the first nine months of 2007, primarily attributable to the completion in February 2007 of the acquisition of the optical retail business of D.O.C Optics, with approximately 100 stores located primarily in Midwest United States, for approximately Euro 83.7 million (U.S. $110 million) in cash, the acquisitions of two specialty sun chains in South Africa, with a total of 65 stores, for approximately Euro 10 million, and certain business acquisitions in our retail division in Australia and New Zealand for approximately Euro 6 million. Purchases of businesses, net of cash acquired, were Euro 111.1 million in the first nine months of 2006, mainly due to the acquisitions of Shoppers Optical, a Canadian-based optical chain, for Euro 50.2 million, Beijing Xueliang Optical Technology Co. Ltd., for Euro 17.0 million and Guangzou Ming Long Optical Technology Co Ltd., for approximately Euro 29.0 million. Capital expenditures were Euro 198.3 million for the first nine months of 2007 as compared to Euro 161.7 million for the same period of 2006. This increase in capital expenditures is due to investment in the manufacturing facilities of the wholesale division and the opening, remodeling and relocation of stores in the retail division. Disposals of property, plant and equipment were a source of cash of Euro 28.6 million in the first nine months of 2007, mainly due to the sale of real estate in Milan, Italy in May 2007.

        Financing Activities.    Our cash provided by/(used in) financing activities for the first nine months of 2007 and 2006 was Euro 6.9 million and Euro (178.6) million, respectively. Cash provided by financing activities for the first nine months of 2007 consisted primarily of the proceeds of Euro 486.1 million from long-term debt and Euro 217.4 million from unsecured short-term credit lines, which were used to repay long-term debt expiring during the first nine months of 2007 and to pay Euro 191.1 million of dividends to our shareholders. Cash used in financing activities for the first nine months of 2006 consisted primarily of the proceeds of Euro 84.1 million from long-term debt and Euro 10.2 million from unsecured short-term credit lines, which were used to repay Euro 123.7 million of long term debt and to pay Euro 131.4 million of dividends to our shareholders.

        We have relied primarily upon internally generated funds, trade credit and bank borrowings to finance our operations and expansion.

        Bank overdrafts represent negative cash balances held in banks and amounts borrowed under various unsecured short-term lines of credit obtained by us and certain of our subsidiaries through local financial institutions. These facilities are usually short-term in nature or contain evergreen clauses with a cancellation notice period. Certain of these subsidiaries' agreements require a guarantee from Luxottica Group S.p.A. Interest rates on these lines vary based on the country of borrowing, among other factors. We use these short-term lines of credit to satisfy our short-term cash needs.

        On September 3, 2003, Luxottica U.S. Holdings Corp. ("U.S. Holdings") closed a private placement of U.S. $300.0 million of senior unsecured guaranteed notes (the "Notes"), issued in three series (Series A, Series B and Series C). Interest on the Series A Notes accrues at 3.94 percent per annum and interest on each of the Series B and Series C Notes accrues at 4.45 percent per annum. The Series A and Series B Notes mature on September 3, 2008 and the Series C Notes mature on September 3, 2010. The Series A and Series C Notes require annual prepayments beginning on September 3, 2006 through the applicable dates of maturity. The Notes are guaranteed on a senior unsecured basis by the Company and Luxottica S.r.l., the Company's wholly owned subsidiary. The Notes can be prepaid at U.S. Holdings' option under certain circumstances. The proceeds from the Notes were used for the repayment of outstanding debt and for other working capital needs. The Notes contain certain financial and operating covenants. As of September 30, 2007, the Company was in compliance with all of its applicable covenants including calculations of financial covenants when applicable.

        In September 2003, the Company entered into a credit facility with Banca Intesa S.p.A. of Euro 200.0 million. The credit facility includes a Euro 150.0 million term loan, which will require repayment of equal semiannual installments of principal of Euro 30 million starting September 30, 2006 until the final maturity date. Interest accrues on the term loan at Euribor (as defined in the agreement) plus 0.55 percent (5.28 percent on September 30, 2007). The revolving loan provides borrowing availability of up to Euro 50 million; amounts borrowed under the revolving portion can be borrowed and repaid until final maturity. As of September 30, 2007, Euro 25.0 million had been drawn from the revolving portion. Interest accrues on the revolving loan at Euribor (as defined in the agreement) plus 0.55 percent (4.80 percent on September 30, 2007). The final maturity of the credit facility is September 30, 2008. The Company can select interest periods of one, two or three months. The credit facility contains certain financial and operating covenants. As of September 30, 2007, the Company was in compliance with all of its applicable covenants including calculations of financial covenants when applicable. Euro 85.0 million was borrowed under this credit facility as of September 30, 2007.

        In June 2005, the Company entered into four interest rate swap transactions with various banks with an aggregate initial notional amount of Euro 120.0 million which will decrease by Euro 30.0 million every six months starting on March 30, 2007 ("Intesa OPSM Swaps"). These swaps will expire on September 30, 2008. The Intesa OPSM Swaps were entered into as a cash flow hedge on a portion of the Banca Intesa Euro 200 million unsecured credit facility discussed above. The Intesa OPSM Swaps exchange the floating rate of Euribor for an average fixed rate of 2.45 percent per annum.

        On June 3, 2004, the Company and U.S. Holdings entered into a credit facility with a group of banks providing for loans in the aggregate principal amount of Euro 740.0 million and U.S. $325.0 million. The facility consists of three tranches (Tranche A, Tranche B and Tranche C). On March 10, 2006, this agreement was amended to increase the available borrowings, decrease the interest margin and define a new maturity date of five years from the date of the amendment for Tranche B and Tranche C. In February 2007, the Company exercised an option included in the amendment to the term and revolving facility to extend the maturity date of Tranches B and C to March 2012. Tranche A is a Euro 405.0 million amortizing term loan requiring repayment of nine equal quarterly installments of principal of Euro 45.0 million beginning in June 2007, which is to be used for general corporate purposes, including the refinancing of existing Luxottica Group S.p.A. debt as it matures. Tranche B is a term loan of U.S. $325.0 million which was drawn upon on October 1, 2004 by U.S. Holdings to finance the purchase price for the acquisition of Cole. Tranche B will mature in March 2012. Tranche C is a revolving credit facility of Euro 725.0 million-equivalent multi-currency (Euro/U.S. dollar). Amounts borrowed under Tranche C may be repaid and reborrowed with all outstanding balances maturing in March 2012. On September 30, 2007, U.S. $370.0 million had been drawn from Tranche C by U.S. Holdings and U.S. $190.0 million by Luxottica Group S.p.A. The Company can select interest periods of one, two, three or six months with interest accruing on Euro-denominated loans based on the corresponding Euribor rate and U.S. dollar-denominated loans based on the corresponding LIBOR rate, both plus a margin between 0.20 percent and 0.40 percent based on the "Net Debt/EBITDA" ratio, as defined in the agreement. The interest rate on September 30, 2007 was 4.92 percent for Tranche A, 5.56 percent for Tranche B, 5.47 percent on Tranche C amounts borrowed in U.S. dollars. This credit facility contains certain financial and operating covenants. The Company was in compliance with those covenants as of September 30, 2007. Euro 937.8 million was borrowed under this credit facility as of September 30, 2007.

        In June 2005, the Company entered into nine interest rate swap transactions with an aggregate initial notional amount of Euro 405.0 million with various banks which decrease by Euro 45.0 million every three months beginning on June 3, 2007 ("Club Deal Swaps"). These swaps will expire on June 3, 2009. The Club Deal Swaps were entered into as a cash flow hedge on Tranche A of the credit facility discussed above. The Club Deal Swaps exchange the floating rate of Euribor for an average fixed rate of 2.47 percent per annum.

        In August 2004, OPSM re-negotiated its multicurrency (AUD/HKD) loan facility with Westpac Banking Corporation. This credit facility had a maximum available line of AUD 100 million, which was reduced to AUD 50.0 million in September 2005. The above facility expired on August 31, 2006. After negotiations, the credit facility was renewed for AUD 30.0 million with an expiration date of August 31, 2007 and, subsequently renewed for one additional year with a final maturity of October 1, 2008. The interest rate margin has been reduced to 0.275 percent. For borrowings denominated in Australian dollars, the interest accrues on the basis of BBR (Bank Bill Rate), and for borrowings denominated in Hong Kong dollars the rate is based on HIBOR (HK Interbank Rate) plus an overall 0.275 percent margin. At September 30, 2007, the interest rate was 5.38 percent on the borrowings denominated in Hong Kong dollars, and interest on such borrowings is payable monthly in arrears. The facility was utilized for an amount of HKD 125.0 million (AUD 18.39 million) and there was no drawdown in Australian dollars. The credit facility contains certain financial and operating covenants. As of September 30, 2007, the Company was in compliance with all of its applicable covenants including calculations of financial covenants when applicable.

        In December 2005, the Company entered into an unsecured credit facility with Banca Popolare di Verona e Novara Soc. Coop. a R.L (LLC).The 18-month credit facility consisted of a revolving loan that provided borrowing availability of up to Euro 100.0 million. Amounts borrowed under the revolving portion could be borrowed and repaid until final maturity. The final maturity of the credit facility was June 1, 2007. We repaid the outstanding amount on the maturity date, with the proceeds of a new unsecured credit facility with Banca Popolare di Verona e Novara Soc. Coop. a R.L. The new 18-month credit facility consists of a revolving loan that provides borrowing availability of up to Euro 100.0 million. Amounts borrowed under the revolving portion can be borrowed and repaid until final maturity. As of September 30, 2007, Euro 100.0 million was borrowed under this credit facility. Interest accrues on the revolving loan at Euribor (as defined in the agreement) plus 0.25 percent (4.50 percent on September 30, 2007). The Company can select interest periods of one, three or six months. The final maturity of the credit facility is December 3, 2008.

RECENT DEVELOPMENTS AND OTHER EVENTS

        On November 14, 2007, we completed our merger with Oakley, a worldwide specialist in sport performance optics with brands including Dragon, Eye Safety Systems, Fox Racing, Mosley Tribes, Oliver Peoples and Paul Smith Spectacles, and retail chains including Bright Eyes, Oakley Stores, Sunglass Icon and The Optical Shop of Aspen, for a total purchase price of approximately U.S. $2.1 billion. In accordance with the terms of the merger agreement, Oakley's outstanding shares of common stock were converted into the right to receive U.S. $29.30 per share in cash. As a result of the completion of the merger, Oakley is now a wholly-owned subsidiary of our Group and Oakley's shares have ceased to be traded on the New York Stock Exchange.

        To finance the acquisition on October 12, 2007, we and our subsidiary U.S. Holdings entered into two credit facilities with a group of banks providing for certain term loans and a bridge loan for an aggregate principal amount of U.S. $2.0 billion. The term loan facility is an amortizing term loan of U.S. $1.5 billion, with a five-year term, with options to extend the maturity on two occasions for one year each time. The Mandated Lead Arrangers and Bookrunners for the term loan are Citigroup N.A. (acting also as Documentation Agent), Intesa San Paolo S.p.A., The Royal Bank of Scotland plc and UniCredit Markets and Investment Banking (acting through Bayerische Hypo—und Vereinsbank AG—Milan Branch) (acting also as Facility Agent). The term loan facility is divided into two facilities, Facility D and Facility E. Facility D consists of an amortizing term loan in an aggregate amount of U.S. $1.0 billion, made available to U.S. Holdings, and Facility E consists of a bullet term loan in an aggregate amount of U.S. $500 million, made available to the Company. Each facility has a five-year term, with options to extend the maturity on two occasions for one year each time. The term loan has a spread of between 20 and 40 basis points over LIBOR, depending on the Group's ratio of debt to EBITDA. Interest accrues on the term loan at LIBOR (as defined in the agreement) plus 0.40 percent (5.06 percent on November 14, 2007, the date of our first utilization) The final maturity of the credit facility is October 12, 2012. These credit facilities contain certain financial and operating covenants.

        The short term bridge loan facility is for an aggregate principal amount of U.S. $500 million. This facility is underwritten by Bank of America Securities Limited and UniCredit Market and Investment Banking (acting through Bayerische Hypo—und Vereinsbank AG—Milan Branch). Interest accrues on the short term bridge loan at LIBOR (as defined in the agreement) plus 0.15 percent (4.80 percent on November 14, 2007, the date of our first utilization). The final maturity of the credit facility is eight months from the first utilization date.

        The balance of the purchase price (equal to U.S. $100 million) has been financed by drawing on Tranche C of the June 3, 2004 credit facility.

        On November 15, 2007, in connection with the merger, we paid in full Oakley's existing credit facility for an amount of U.S. $250 million by drawing on Tranche C of the June 3, 2004 credit facility. Interest accrues on Tranche C at LIBOR (as defined in the agreement) plus 0.20 percent.

        On July 18, 2007, the trial court in People v. Cole entered a Final Judgment and Permanent Injunction, pursuant to a stipulation of the parties, dismissing the case. The Judgment requires modification to Pearle Vision's advertising, and the payment by the Company of U.S. $2.5 million for attorneys' fees and costs of investigation. The Judgment does not bar Pearle Vision from advertising the availability of eye exams and other optometric services provided by Pearle VisionCare at Pearle Vision optical stores. For further information on People v. Cole, please see our annual report on Form 20-F.

        The Company and its subsidiaries become involved in legal and regulatory proceedings from time to time, some of which are significant. The timing and outcome of these proceedings are inherently uncertain and the outcomes could have a material adverse effect on the Company's business, financial position or operating results. See Item 3—"Key Items—Risk Factors" in the Company's annual report on Form 20-F for its fiscal year ended December 31, 2006.

FORWARD-LOOKING INFORMATION

        Certain statements in this Form 6-K may constitute "forward-looking statements" as defined in the Private Securities Litigation Reform Act of 1995. Such statements involve risks, uncertainties and other factors that could cause actual results to differ materially from those which are anticipated. Such risks and uncertainties include, but are not limited to, the ability to successfully integrate Oakley's operations, the ability to realize expected synergies from the merger with Oakley, the ability to successfully introduce and market new products, the ability to maintain an efficient distribution network, the ability to predict future economic conditions and changes in consumer preferences, the ability to achieve and manage growth, the ability to negotiate and maintain favorable license arrangements, the availability of correction alternatives to prescription eyeglasses, fluctuations in exchange rates, the ability to effectively integrate other recently acquired businesses, as well as other political, economic and technological factors and other risks and uncertainties described in our filings with the U.S. Securities and Exchange Commission. These forward-looking statements are made as of the date hereof, and we do not assume any obligation to update them.

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        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

LUXOTTICA GROUP S.P.A.
	By:	/s/ ENRICO CAVATORTA ENRICO CAVATORTA
Date December 21, 2007		CHIEF FINANCIAL OFFICER

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